SECURITIES AND EXCHANGE COMMISSION

Washington, DC 20549

_________________

FORM 6-K

Report of Foreign Issuer

Pursuant to Rule 13a-16 or 15d-16

of the Securities Exchange Act of 1934

For the month of April 2005

REUTERS GROUP PLC

(Translation of registrant’s name into English)

85 FLEET STREET, LONDON EC4P 4AJ, ENGLAND

(Address of principal executive offices)

[Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.]

Form 20-F X Form 40-F __

[Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.]

Yes No X

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

REUTERS     GROUP PLC (Registrant)
Dated: May 6, 2005
By: /s/ Nancy C. Gardner

SCHEDULE 11

NOTIFICATION OF INTERESTS OF DIRECTORS AND CONNECTED PERSONS

1.     Name of company

Reuters Group PLC

2.     Name of director

Thomas Henry Glocer

3.     Please state whether notification indicates that it is in respect of holding of the shareholder named in 2 above or in respect of a non-beneficial interest or in the case of an individual holder if it is a holding of that person’s spouse or children under the age of 18 or in respect of a non-beneficial interest

Automatic vesting of Deferred Benefit Share Plan. Resultant shares to be released to a Trust and held for the benefit of Mr Glocer

4.     Name of the registered holder(s) and, if more than one holder, the number of shares held by each of them (if notified)

5.     Please state whether notification relates to a person(s) connected with the director named in 2 above and identify the connected person(s)

As in 2.

6.     Please state the nature of the transaction. For PEP transactions please indicate whether general/single co PEP and if discretionary/non discretionary

Automatic vesting of a Deferred Benefit Share Plan

7.     Number of shares / amount of stock acquired

135,000

8.     Percentage of issued class

Less than 1%

9.     Number of shares/amount of stock disposed

Not applicable

10.     Percentage of issued class

Not applicable

11.     Class of security

Ordinary 25p shares

12.     Price per share

Not applicable

13.     Date of transaction

6 April 2005

14.     Date company informed

6 April 2005

15.     Total holding following this notification

352,113 ordinary shares 6,473,401 Options (ordinary shares) 3,102,024 Long Term Incentive Plan (ordinary shares)

16.     Total percentage holding of issued class following this notification

Less than 1%

If a director has been granted options by the company please complete the following boxes.

17.     Date of grant

Not applicable

18.     Period during which or date on which exercisable

Not applicable

19.     Total amount paid (if any) for grant of the option

Not applicable

20.     Description of shares or debentures involved: class, number

Not applicable

21.     Exercise price (if fixed at time of grant) or indication that price is to be fixed at time of exercise

Not applicable

22.     Total number of shares or debentures over which options held following this notification

Not applicable

23.     Any additional information

The shares are being vested and released pursuant to a long term share plan arrangement. The shares were granted in 1999 and 2000, prior to Mr. Glocer’s appointment as Chief Executive. The Company’s Annual Report 2004 disclosed details of the automatic vesting of these options in April 2005. Mr Glocer or his Trust will retain shares and Mr Glocer will meet out of pocket the associated tax liability which he estimates to be in excess of £200,000.

24.     Name of contact and telephone number for queries

Elizabeth     Maclean - 020 7542 6706

25.     Name and signature of authorised company official responsible for making this notification

Elizabeth Maclean

Date of Notification

7 April 2005

The FSA does not give any express or implied warranty as to the accuracy of this document or material and does not accept any liability for error or omission. The FSA is not liable for any damages (including, without limitation, damages for loss of business or loss of profits) arising in contract, tort or otherwise from the use of or inability to use this document, or any material contained in it, or from any action or decision taken as a result of using this document or any such material.

SCHEDULE 11

NOTIFICATION OF INTERESTS OF DIRECTORS AND CONNECTED PERSONS

1.     Name of company

Reuters Group PLC

2.     Name of director

Thomas Henry GlocerDavid
John Grigson

3.     Please state whether notification indicates that it is in respect of holding of the shareholder named in 2 above or in respect of a non-beneficial interest or in the case of an individual holder if it is a holding of that person’s spouse or children under the age of 18 or in respect of a non-beneficial interest

Shareholders named in 2.

4.     Name of the registered holder(s) and, if more than one holder, the number of shares held by each of them (if notified)

Thomas Henry GlocerDavid
John Grigson

5.     Please state whether notification relates to a person(s) connected with the director named in 2 above and identify the connected person(s)

Not applicable

6.     Please state the nature of the transaction. For PEP transactions please indicate whether general/single co PEP and if discretionary/non discretionary

Not applicable

7.     Number of shares / amount of stock acquired

Not applicable

8.     Percentage of issued class

Not applicable

9.     Number of shares/amount of stock disposed

Not applicable

10.     Percentage of issued class

Not applicable

11.     Class of security

Not applicable

12.     Price per share

Not applicable

13.     Date of transaction

Not applicable

14.     Date company informed

Not applicable

15.     Total holding following this notification

Not applicable

16.     Total percentage holding of issued class following this notification

Not applicable

If a director has been granted options by the company please complete the following boxes.

17.     Date of grant

14 April 2005 – Save As You Earn (SAYE)

18.     Period during which or date on which exercisable

1     June 2008 to 1 December 2008

19.     Total amount paid (if any) for grant of the option

£Nil

20.     Description of shares or debentures involved: class, number

Thomas Henry Glocer – 569 ordinary sharesDavid
John Grigson – 569 ordinary shares

21.     Exercise price (if fixed at time of grant) or indication that price is to be fixed at time of exercise

£3.33

22.     Total number of shares or debentures over which options held following this notification

Thomas Henry Glocer – 352,113 ordinary shares, 6,473,970 Options (ordinary shares) and 3,102,024 Long Term Incentive Plan (ordinary shares) David John Grigson – 48,430 ordinary shares, 1,285,636 Options (ordinary shares) and 626,967 Long Term Incentive Plan (ordinary shares)

23.     Any additional information

None

24.     Name of contact and telephone number for queries

Elizabeth     Maclean - 020 7542 6706

25.     Name and signature of authorised company official responsible for making this notification

Elizabeth Maclean

Date of Notification

15 April 2005

The FSA does not give any express or implied warranty as to the accuracy of this document or material and does not accept any liability for error or omission. The FSA is not liable for any damages (including, without limitation, damages for loss of business or loss of profits) arising in contract, tort or otherwise from the use of or inability to use this document, or any material contained in it, or from any action or decision taken as a result of using this document or any such material.

25 April 2005.   Reuters And Times Of India Group To Launch Indian TV News Channel

The new channel will serve India’s growing urban audience

London – Reuters has agreed to acquire a 26 per cent equity stake in The Times Global Broadcasting Co Ltd, the news broadcasting company of the Times of India Group which is set to launch a news channel later this year. Reuters will also supply branded programming to the channel, in a deal designed to support its strategy of growing its consumer media business.

The new channel is set to take advantage of the huge growth in India’s cable TV market, now the world’s third largest with 44 million subscribers and growing. Its revenues will come from subscriptions revenues and advertising sales.

Broadcasting initially in English language, the news and current affairs channel will target the growing urban television audience. The 24-hour channel will operate from dual centres in Mumbai and Delhi, supported by bureaux around the country.

The channel will include Reuters branded programming from across the world. Reuters established its first news bureau in India in 1866 and today has five bureaux in key cities across the country. Its financial information and news business employs 821 people in India.

The Times of India Group publishes the largest English language broadsheet newspaper in the world. It has interests in magazines, radio, music, the internet and retail. Its website www.indiatimes.com is the largest in India, and the largest mobile value added services provider in the country.

The closely held company is investing in a portfolio of premium cable channels targeted at the urban Indian audience. The first of these, Zoom, was launched late last year and is already available in over 22m homes across India. The launch of the new channel marks the Groups’ entry into news broadcasting.

Chris Ahearn, President of Reuters Media, said “Reuters has been doing business in India for almost 140 years and is synonymous with trusted, independent and accurate information. Working with the Times Group in this way enables us to enter India’s dynamic broadcast industry and reach its rapidly growing, information hungry, audience. This investment marks an exciting new chapter for our media business in India and is a key step in growing our global direct to consumer business.”

Vineet Jain, Managing Director of The Times of India Group, said, ” We have built our heritage and standing with generations of Indians the world over through our flagship newspaper. This TV channel is the natural next step in offering our news to a rapidly growing and discerning urban audience. This is a great coming together of two of the world’s strongest news brands.”

The agreement is subject to regulatory approval as necessary, due diligence and contract.

Financial advisor on the agreement are Lazard India for Reuters and JM Morgan Stanley for Times of India Group.

Ends

Media Contacts:

Reuters

Susan Allsopp
Media Relations
Tel: + 44 207 542 8404

susan.allsopp@reuters.com

Times of India Group

Vishakha SinghTel:
+ 91 9820100941

vishakha.singh@timesgroup.com

Notes to Editors

Reuters

Reuters (www.reuters.com), the global information company, provides indispensable information tailored for professionals in the financial services, media and corporate markets. Its trusted information drives decision making across the globe based on a reputation for speed, accuracy and independence. Reuters has 14,500 staff in 91 countries. This includes 2,300 editorial staff in 196 bureaux serving 129 countries, making Reuters the world’s largest international multimedia news agency. In 2004, Reuters Group revenues were £2.9 billion.

Reuters and the sphere logo are the trade-marks of the Reuters group of companies.

The Times Group

The Times of India group is the largest media conglomerate in South Asia. The 170 year old group has evolved over the years from being a newspaper company to being a multimedia business house with interests in newspapers, magazines, music, interactive, retail, radio and the internet. Its flagship brand The Times of India is world’s largest circulated English daily. The Economic Times is world’s second largest business newspaper. Most of its other businesses like radio and internet are leaders by far in these markets. Recently, the group marked its entry into the television medium through its glamour and lifestyle channel Zoom and will soon launch a news & current affairs channel. The group has relationships with international majors like Wall Street Journal, BBC, The Economist and Disney